SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

NEWS RELEASE

PRUDENTIAL PLC GROUP COMMUNICATIONS 12 ARTHUR STREET LONDON EC4R 9AQ TEL 020 7220 7588 FAX 020 7548 3725 www.prudential.co.uk

5 September 2012

Jackson National Life completes acquisition of SRLC America Holding Corp for £417 million

Jackson National Life Insurance Company (“Jackson”), an indirect wholly-owned subsidiary of Prudential plc (“Prudential”), confirms it completed the purchase of SRLC America Holding Corp (“SRLC”) from Swiss Re on 4 September 2012. The transaction, which was announced on 31 May 2012, has received all appropriate regulatory approvals.

Enquiries:

Media		Investors
Jonathan Oliver	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Explanatory notes

1.	In the initial announcement of this transaction on 31 May 2012, the consideration of £398 million was based on an estimated balance sheet for SRLC. The consideration of £417 million in today’s announcement is based on an updated estimate of the balance sheet. The final purchase price may be further adjusted to reflect the potential differences, if any, between the estimated balance sheet provided immediately prior to completion and the actual balance sheet at completion. These potential differences may include adjustments related to market value movements on capital and surplus, unwinding of expected future profits, finalisation of the extraction of business that is not part of the acquisition and associated tax attributes.

2.	A US$:£ foreign exchange rate of 1.59 has been used to determine the consideration of £417 million discussed above. A US$:£ foreign exchange rate of 1.56 was used to determine the consideration of £398 million in the initial announcement on 31 May 2012.

About Prudential plc

Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £363 billion in assets under management (as at 30 June 2012). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

About Jackson National Life Insurance Company

With US$130 billion in assets (IFRS as at 30 June 2012), Jackson National Life Insurance Company (Jackson) is a leading provider of retirement solutions. The company sells variable, fixed and fixed index annuities and institutional products. Through its affiliates and subsidiaries, Jackson also provides asset management and retail brokerage services. Jackson markets its products in 49 states and the District of Columbia through independent and regional broker-dealers, wirehouses, financial institutions and independent insurance agents. Jackson’s subsidiary, Jackson National Life Insurance Company of New York®, similarly markets products in the state of New York.

About SRLC

SRLC was incorporated on 29 March 2011 in order to effectuate the internal restructuring transactions of Swiss Re Ltd., the ultimate public company parent, into 3 distinct business units. SRLC was dormant until the reorganisation of the U.S. Admin Re business on 1 July 2011. Accordingly, the historical profit before tax and profit after tax information in respect of SRLC itself is not available.

Prudential plc

Incorporated and registered in England and Wales. Registered office: Laurence Pountney Hill London EC4R 0HH. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

About Swiss Re

Swiss Re is a leading wholesale provider of insurance, reinsurance and other insurance-based forms of risk transfer.

Forward-Looking Statements

This release may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk factors’ heading in the Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

2